Mail Stop 3561

July 24, 2008

Jeffrey S. Lorberbaum
Chairman, President, and Chief Executive Officer
Mohawk Industries, Inc.
P.O. Box 12069
160 S. Industrial Blvd.
Calhoun, GA 30701

> **Re:**   **Mohawk Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 7, 2008**
> **File No. 001-13697**

Dear Mr. Lorberbaum:

We have reviewed your response letter dated July 1, 2008 and have the following additional comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Jeffrey S. Lorberbaum
Mohawk Industries, Inc.
July 24, 2008
Page 2

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Liquidity and Capital Resources, page 23

1. We note your response to comment 3 in our letter dated June 3, 2008. We understand from your response that the increase in inventory from December 31, 2006 to December 31, 2007 was primarily driven by the acquisition of the Columbia wood flooring business in the third quarter of 2007, and that the increase in inventory thus far in 2008 is due to anticipated seasonal changes in demand and is consistent with historical increases. Please consider disclosing in future filings information similar to that provided in your response to us, as we continue to believe that investors benefit from insight into the underlying factors behind your increasing inventory levels at a time when your revenues are declining.

Definitive Proxy on Schedule 14A

Compensation Discussion and Analysis, page 9

2. We note your response to comment 7 in our letter dated June 3, 2008 and we reissue that comment. Please provide us on a supplemental basis a detailed analysis regarding how disclosure of each of the metrics would cause you competitive harm. For example, you should explain how (1) disclosure of earnings per share for the company for a completed year and (2) each of the metrics could be "reverse engineered" to cause the company competitive harm.

3. We note your response to comment 8 in our letter dated June 3, 2008. As requested, please provide us the proposed disclosure based on the 2008 proxy statement.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have any questions regarding the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: R. David Patton, Esq.
         Via facsimile (404) 881-7777